China Digital TV Announces Appointment of New Independent Director

BEIJING, March 4, 2010 -- China Digital TV Holding Co., Ltd. (NYSE: STV), the Company or China Digital TV, the leading provider of conditional access (CA) systems to China's expanding digital television market, today announced the appointment of Dr. Chaoyang Xia as an independent member of its board of directors, effective March 3, 2010.

Dr. Chaoyang Xia is a founding partner of Ivy Capital, a venture capital and growth equity firm in China, since February 2008. From 2001 to 2008, Dr. Xia was Chief Financial Officer and Senior Vice President of CapitalBio Corporation, a leading biochip company in China. Before joining CapitalBio Corporation, he served as a General Manager of the Investment Department of Tsinghua Tongfang Co., Ltd, a Chinese technology company listed on China’s A-share market. Prior to that, Dr. Xia was a Deputy General Manager of the Investment Banking Division of CITIC Securities Company Limited. Dr. Xia holds a PhD degree in engineering, a bachelor's degree in engineering and a bachelor's degree in economics from Tsinghua University in China.

With the appointment of Dr. Xia to the board of directors, four out of the current seven board members of the Company are independent directors. Other members of China Digital TV's current board of directors are Mr. Jianhua Zhu, Chairman and Chief Executive Officer, Dr. Zengxiang Lu, Mr. James Ho, Mr. Gongquan Wang, Dr. Rui Lu and Dr. Songzuo Xiang.

Safe Harbor Statements

This announcement contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.  Such forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.

These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “may,” “should” and similar expressions. Such forward-looking statements include, without limitation and comments by management in this announcement about trends in the CA systems, digital television, cable television and related industries in the PRC and China Digital TV’s strategic and operational plans and future market positions. China Digital TV may also make forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about China Digital TV’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from projections contained or implied in any forward-looking statement, including but not limited to the following: competition in the CA systems, digital television, cable television and related industries in the PRC and the impact of such competition on prices, our ability to implement our business strategies, changes in technology, the structure of the cable television industry or television viewer preferences, changes in PRC laws, regulations or policies with respect to the CA systems, digital television, cable television and related industries, including the extent of non-PRC companies’ participation in such industries, and changes in political, economic, legal and social conditions in the PRC, including the government’s policies with respect to economic growth, foreign exchange and foreign investment.

Further information regarding these and other risks and uncertainties is included in our annual report on Form 20-F and other documents filed with the U.S. Securities and Exchange Commission. China Digital TV does not assume any obligation to update any forward-looking statements, which apply only as of the date of this press release.

About China Digital TV

Founded in 2004, China Digital TV is the leading provider of CA systems to China’s expanding digital television market. CA systems enable television network operators to manage the delivery of customized content and services to their subscribers.  China Digital TV conducts substantially all of its business through its subsidiaries, Beijing Super TV Co., Ltd. and Beijing Novel-Super Media Investment Co., Ltd, and its affiliate, Beijing Novel-Super Digital TV Technology Co., Ltd.